SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 15, 2008

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

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Yes: ☐      No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐      No:  ☒

Novartis International AG
Novartis Global Communications
CH-4002 Basel
Switzerland
http://www.novartis.com

- Investor Relations Release -

Novartis enters strategic partnership with Lonza to accelerate growth of biologics pipeline

•                  Alliance enables Novartis to rapidly scale up development and production for rich biological pipeline, which accounts for a quarter of its development portfolio

•                  Strong Novartis R&D capabilities coupled with Lonza’s leadership in process development and manufacturing, provides ideal long-term partnership

Basel, July 11, 2008 – Novartis today announced a unique and flexible long-term partnership with Lonza, a global biotech leader in process development and manufacturing, to rapidly scale up technical development and clinical production for part of the rapidly growing Novartis biologics pipeline.

Biotechnology is a strategic focus for Novartis. Extensive research and development (R&D) activities over the past few years have resulted in a sharp increase in the number of biological compounds, currently accounting for about a quarter of the Novartis development portfolio. The Novartis Biologics unit aims to further grow the biological pipeline.

The strong Novartis R&D capabilities, coupled with Lonza’s leadership in process development and manufacturing, offer an ideal platform for rapid development and production of innovative biological medicines. This may include monoclonal antibodies for treating patients with diseases such as rheumatoid arthritis, cancer, asthma and spinal cord injury.

“The strategic partnership provides a win-win for both companies,” said Mark Levick, Global Head of Novartis Biologics. “It gives Novartis access to the most advanced technology and processes available to develop new biological medicines faster for the benefit of patients. At the same time, it allows Novartis to delay investments into manufacturing.”

Under the partnership with Lonza, each project will have a specific development agreement. Following successful development of a compound, Novartis can choose to transfer the commercial manufacturing in-house. In the short-term, the agreement will fulfil the need for additional resources in technical development. It will also provide Novartis with extra manufacturing capacity, to be utilized in a flexible way.

Novartis currently has six biopharmaceutical production plants, in Europe and the US, and is planning to expand its in-house manufacturing capabilities with a new site in Singapore.

Headquartered in Basel, Lonza is the global leader in the production and supply of active chemical and biological ingredients to the pharmaceutical, healthcare and life science industries. Its products and services span its customers’ needs from research to final product manufacturing.

Disclaimer

This release contains certain forward-looking statements relating to the Group’s business, which can be identified by the use of forward-looking terminology such as “to accelerate”, “to conduct”, “will”, “can”, “strategic”, “development portfolio”, “aims to”, “planning”, or similar expressions, or by express or implied discussions regarding potential future products, or potential future revenues from such products. Such statements reflect the current views of management with respect to future events and are subject to certain known and unknown risks, uncertainties, assumptions and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that the agreement which is the subject of this release will lead to any future products being developed or approved for sale in any market. Nor can there be any guarantee that any such products will reach any particular sales levels. In particular, management’s expectations could be affected by, among other things, uncertainties involved in the development of new pharmaceutical products, including unexpected difficulties in the development or manufacture of biologic drugs; unexpected research results; unexpected clinical trial results; unexpected regulatory actions or delays or government regulation generally; the Group’s ability to obtain or maintain patent or other proprietary intellectual property protection; competition in general; government, industry, and general public pricing and other political pressures; and other risks and factors referred to in the Group’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis AG provides healthcare solutions that address the evolving needs of patients and societies. Focused solely on growth areas in healthcare, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, cost-saving generic pharmaceuticals, preventive vaccines and diagnostic tools, and consumer health products. Novartis is the only company with leading positions in these areas. In 2007, the Group’s continuing operations (excluding divestments in 2007) achieved net sales of USD 38.1 billion and net income of USD 6.5 billion. Approximately USD 6.4 billion was invested in R&D activities throughout the Group. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 98,000 full-time associates and operate in over 140 countries around the world. For more information, please visit http://www.novartis.com.

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Novartis Media Relations

Eric Althoff Novartis Global Media Relations +41 61 324 7999 (direct) +41 79 593 4202 (mobile) eric.althoff@novartis.com

e-mail: media.relations@novartis.com

Novartis Investor Relations

Ruth Metzler-Arnold	+41 61 324 9980
Katharina Ambuehl	+41 61 324 5316	North America Office
Pierre-Michel Bringer	+41 61 324 1065	Richard Jarvis	+1 212 830 2433
John Gilardi	+41 61 324 3018	Jill Pozarek	+1 212 830 2445
Thomas Hungerbuehler	+41 61 324 8425	Edwin Valeriano	+1 212 830 2456

Isabella Zinck	+41 61 324 7188

Central phone no:	+41 61 324 7944

Fax no:	+41 61 324 8444	Fax no:	+1 212 830 2405

e-mail: investor.relations@novartis.com		e-mail: investor.relations@novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: July 15, 2008	By:	/s/ MALCOLM B. CHEETHAM

	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial
Reporting and Accounting